NORTHWESTERN CORPORATION

3010 WEST 69TH STREET

SIOUX FALLS, SOUTH DAKOTA 57108

September 27, 2011

Mr. William H. Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:         NorthWestern Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 11, 2011
File No. 1-10499

Dear Mr. Thompson:

The following information is provided on behalf of NorthWestern Corporation (NorthWestern) in response to the comments contained in your letter to us, dated September 14, 2011.  We have reproduced below the Staff’s comments contained in your letter, together with our responses (in boldfaced type).

Form 10-K For Fiscal Year Ended December 31, 2010

Financial Statements and Financial Statement Schedules, page F-1  Notes to Consolidated Financial Statements, page F-8

1. In light of covenants in your revolving credit agreement and restrictions imposed by public utility commissions, please tell us your consideration of disclosing the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. In that regard, please tell us if restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year and explain how you compute restricted net assets. In addition, please note that if restricted net assets of your consolidated subsidiaries exceeds 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X.

We currently do not have restrictions imposed by our credit agreements or public utility commissions on the ability to pay dividends by the registrant.  Restricted net assets of consolidated and unconsolidated subsidiaries is less than one percent of consolidated net assets.  We do not have equity method investments.

Note (9) Income Taxes, page F-20

2.	Please tell us your consideration of disclosing current and deferred state income tax expense for each year presented pursuant to ASC 740-10-50-9.

Substantially all of our state income tax expense is deferred for each year presented, due to net operating loss carryforwards.  Current state income tax is insignificant at $7,000 or less for each year presented.  In our Annual Report on Form 10-K for the year ending December 31, 2011, we will disclose that state income taxes are primarily deferred taxes.

Note (10) Accumulated Other Comprehensive Income, page F-22

3.
Please tell us your consideration of disclosing the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement in which those components are displayed or in the notes to your consolidated financial statements. Refer to ASC 220-10-45-12.

We currently have three components of accumulated other comprehensive income.  They consist of amounts for net unrealized gains on hedging instruments, a pension and other benefits adjustment (which has a corresponding tax disclosure) and a foreign currency translation adjustment.

The tax effects related to unrealized gains on hedging instruments are not material to the consolidated financial statements.  However, beginning with our Form 10-Q for the quarterly period ending September 30, 2011, we will disclose the income tax effects related to the reclassification adjustment for net unrealized gains on hedging instruments.  Such tax amounts are approximately $460,000 annually (approximately $115,000 per quarter).

The foreign currency translation adjustment is not adjusted for income taxes as it relates to a permanent investment in a Canadian subsidiary.

Note (12) Employee Benefit Plans, page F-23

4.	Please tell us your consideration of disclosing the method used to determine market related value of plan assets as defined in ASC 7 15-30-20.

We calculate the market related value of plan assets based on the fair market value of plan assets as of December 31st each year.  Beginning with our Annual Report on Form 10-K for the year ending December 31, 2011, we will disclose that market related value of plan assets is based upon their fair value.

Benefit Obligation and Funded Status, page F-24

5.	Please tell us why the aggregate amounts recognized in regulatory assets and AOCI differ from the funded status of the plans.

The difference between the amounts recognized in AOCI and regulatory assets and the funded status of the plan represents the cumulative amount of employer contributions in excess of net periodic benefit cost, which was $22.6 million as of December 31, 2010.  This amount was included in the company’s regulatory asset, but was not required to be disclosed or itemized in the footnote disclosure per ASC 715-20-50-1.

Note (13) Stock-Based Compensation, page F-30

6.
Please show us how to reconcile the amount of stock based compensation expense to the amounts of amortization of nonvested shares disclosed in the consolidated statements of cash flows and stock based compensation disclosed in the consolidated statements of common shareholders’ equity and comprehensive income for each year presented.

See the tables below.  Stock based compensation of $1.6 million disclosed in Note 13 is for shares awarded to employees.  Stock based compensation disclosed in the consolidated statements of shareholders’ equity and comprehensive income includes an entry to establish a rabbi trust during 2010 to hold shares for non-qualified deferred compensation plans, as well as entries related to tax withholdings and grants to nonemployee directors.  The amortization of nonvested shares disclosed on the Consolidated Statements of Cash Flows includes additional items related to share grants to nonemployee directors.

	2010	2009	2008
Stock based compensation per Consolidated Statements of Shareholders' Equity and Comp. Income	$5,920	$1,627	$2,841

Establishment of rabbi trust for non-qualified deferred compensation plans	(4,717)	-	-
Employee shares used to pay tax withholdings and share grants to Directors	366	141	358
Stock based compensation per Note (13)	$1,569	$1,768	$3,199

Amortization of nonvested shares per Consolidated Statements of Cash Flows	$1,622	$1,627	$3,088

Other, primarily share grants to Directors	(53)	141	111
Stock based compensation per Note (13)	$1,569	$1,768	$3,199

Note (17) Commitments and Contingencies, page F-36 Environmental Liabilities, page F-37
Manufactured Gas Plants, page F-37

7.
We note your disclosure in the second and third paragraphs that you cannot determine with a reasonable degree of certainty the nature and timing of any risk-based remedial action at your Nebraska locations and Helena site. Please tell us whether the range of the estimated liability and accrued amounts for environmental remediation obligations and the environmental accrual related to manufactured gas plants include amounts, including amounts related to risk-based remedial actions, at the Nebraska and Montana manufactured gas plant sites. Also, please note that the disclosures required by ASC 450- 20-50 do not require estimation with precision or certainty. As such, if it is reasonably possible that exposure to loss in excess of amounts accrued has been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss or state that such an estimate cannot be made. Please include proposed revisions to your disclosures in your response.

Our range of estimated liability ($29.3 million to $38.9 million) and our accrued reserve ($32.4 million) include estimates for our Nebraska and Montana manufactured gas plant sites.  It is reasonably possible that exposure to loss could be within our disclosed range.  We plan to revise the first sentence under Environmental Liabilities in our Form 10-Q for the quarterly period ending September 30, 2011 as follows, with the new addition in italics:

“Our liability for environmental remediation obligations is estimated to range between $29.3 million to $38.9 million, primarily for manufactured gas plants discussed below.”

8.
We note your disclosure that that you may seek authorization to recover environmental costs in rates or seek insurance reimbursements. We also note your disclosure in Note (11) that environmental cleanup costs are typically recovered in rates when they are actually incurred and that you record changes in the regulatory asset consistent with changes in your environmental liabilities. Please tell us how you estimate the amount of environmental costs recorded as a regulatory asset and why the regulatory asset differs from the amount of the liability for remediation obligations. Please also tell us how you account for insurance reimbursements and whether you accrue estimated recoveries. If estimated insurance recoveries are accrued, tell us how the receivable is classified in the consolidated balance sheets and disclose whether the estimates associated with loss contingencies are gross or net of insurance recoveries, and to the extent that there are uncertainties or limitations associated with insurance recoveries, the nature of the uncertainties or limitations, when you accrue the recoveries and estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries.

We record a regulatory asset when we deem it probable that we will recover future environmental cleanup costs.  Our environmental liabilities consist of estimated cleanup costs in three different regulatory jurisdictions; Montana, Nebraska and South Dakota.  Currently, our regulatory asset is only related to estimated cleanup costs in South Dakota as this is the only jurisdiction where we have explicit regulatory approval for recovery of costs.  We have not yet sought recovery of cleanup costs in Montana or Nebraska.  While we believe we will ultimately be allowed recovery of prudently incurred costs in those jurisdictions, we currently do not have precedence for such recovery and have not established regulatory assets for costs associated with those jurisdictions.

We recognize insurance reimbursements when they are received and do not accrue estimated recoveries.

Legal Proceedings, page F-40

9.
We note your disclosure that you cannot predict the outcome of CELP dispute or the personal injury and damage claims related to the Bozeman Explosion. We also note that you do not disclose an estimate of the reasonably possible loss or range of loss, or state that such an estimate cannot be made as required by ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please include proposed revisions to your disclosure in your response.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

In addition, we note your disclosure regarding the amount of insurance coverage available to cover known and potential claims arising from the Bozeman explosion and that you tendered your self-insured retention under the insurance policies to your insurance carriers who accepted the tender and assumed the defense and handling of the existing and potential lawsuits and claims arising from the incident. Please tell us whether you have exposure to loss in excess of your self-insured retention and whether your estimates of probable and reasonably possible losses are gross or net of insurance coverage.

With regard to the CELP dispute, there has historically been a wide range of potential outcomes.  We updated the disclosure included in our Form 10-Q for the quarterly period ended June 30, 2011 related to a reasonably possible range of outcomes as follows:

“Based on our current assumptions, if CELP prevailed entirely, we could be required to increase our QF liability by approximately $15 million. If we prevailed entirely, we could reduce our QF liability by up to $30 million. Due to the uncertainty around resolution of this matter, we currently are unable to predict its outcome. In addition, settlement discussions concerning these claims are ongoing.”

We will continue to update our reasonably possible range of outcomes in future filings.

With regard to the Bozeman explosion, settlements have been reached in the majority of cases filed against us and we believe the possibility of exposure to loss in excess of our self-insured retention is remote.  Based on the current status of this matter and subject to additional updates through the date of our next filing, we plan to include the following disclosure in our Form 10-Q for the quarterly period ending September 30, 2011:

“Settlements have been reached in 24 of the 33 cases filed to date, including the sole wrongful death case, and most of the additional claims that were not in litigation have also been settled.  There are 9 remaining property damage and business loss cases pending, none of which is likely to be tried before the fall of 2012.  While we cannot predict an outcome in those cases, we are continuing to vigorously defend them.  A small number of additional pending claims not in litigation are being handled by our primary insurance carrier.  We believe the possibility of any loss in excess of our self-insured retention on the remaining lawsuits and claims is remote.”

NorthWestern hereby represents that:

•	NorthWestern is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NorthWestern may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 605-978-2806 if you have questions related to our responses.

Very truly yours,

/s/ Kendall Kliewer

Kendall Kliewer
Vice President & Controller of
NorthWestern Corporation